Exhibit 4.4

DESCRIPTION OF REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2022, the end of the period covered by this Annual Report on Form 10-K, Health Sciences Acquisitions Corporation 2 (the “Company,” “we,” “us,” or “our”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): the Company’s ordinary shares.

The following description of the Company’s capital stock and provisions of the Company’s amended and restated memorandum and articles of association (as amended, the “Existing Charter”) and the Companies Act (2022 Revision) (As Revised) of the Cayman Islands (the “Companies Act”) are summaries and are qualified in their entirety by reference to the Existing Charter and the text of the Companies Act. The Existing Charter has been filed with the SEC as exhibit to the Annual Report on Form 10-K to which this description has been filed as an exhibit.

General

We are a company incorporated in the Cayman Islands as an exempted company and our affairs are governed by the Existing Charter, the Companies Act and the common law of the Cayman Islands. We are currently authorized to issue 100,000,000 ordinary shares, par value $0.0001, and 1,000,000 preference shares, par value $0.0001. As of January 23, 2023, 11,212,117 ordinary shares were issued and outstanding.

Ordinary Shares

Our registered shareholders are entitled to one vote for each share held on all matters to be voted on by shareholders. In connection with any vote held to approve our initial business combination, all of our shareholders as of immediately prior to our initial public offering (the “initial shareholders”), as well as all of our officers and directors, have agreed to vote their respective ordinary shares owned by them in favor of any proposed business combination. However, any ordinary shares acquired outside of the redemption offer will not be voted in favor of approving the business combination and, further, will not carry redemption rights.

We will proceed with the business combination only if we have net tangible assets of at least $5,000,001 upon consummation of such business combination and an ordinary resolution under Cayman Islands law, which requires the affirmative vote of a majority of the shareholders who attend and vote at a general meeting of the Company will be required to approve the business combination. At least five days’ notice must be given for each general meeting (although we will provide whatever minimum number of days are required under federal securities laws). Shareholders may vote at meetings in person or by proxy.

The members of our board of directors serve until the next annual general meeting. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares eligible to vote for the election of directors can elect all of the directors.

Pursuant to our Existing Charter, if we do not consummate a business combination by February 6, 2023, or such later time as our shareholders may approve in accordance with the Existing Charter, it will trigger our automatic winding up, liquidation and dissolution. Our initial shareholders have agreed to waive their rights to share in any distribution from the trust account with respect to their insider shares and private shares upon our winding up, liquidation and dissolution.

Our shareholders have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the ordinary shares, except that public shareholders have the right to have their public shares converted to cash equal to their pro rata share of the trust account if the business combination is completed.

Register of Members

Under Cayman Islands law, we must keep a register of members (which contains details of the registered holders of the shares) and there will be entered therein:

●	the names and addresses of the members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member and the voting rights of the shares of each member;

●	the date on which the name of any person was entered on the register as a member; and

●	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our Company is prima facie evidence of the matters set out therein (i.e., the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members will be deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Upon the closing of our initial public offering, the register of members will be immediately updated to reflect the issue of shares by us. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name. However, there are certain limited circumstances where an application may be made to a Cayman Islands court for a determination on whether the register of members reflects the correct legal position. Further, the Cayman Islands court has the power to order that the register of members maintained by a company should be rectified where it considers that the register of members does not reflect the correct legal position. If an application for an order for rectification of the register of members were made in respect of the ordinary shares, then the validity of such shares may be subject to re-examination by a Cayman Islands court.

Private Warrants

Each of the warrants sold in a private placement simultaneously with our initial public offering (each, a “private warrant”) entitles the registered holder to purchase one ordinary share at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing 30 days after the completion of our initial business combination. The private warrants have a net exercise provision under which its holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of the ordinary shares at the time of exercise of the private warrants after deduction of the aggregate exercise price. The private warrants will expire five years after the date on which they first became exercisable, at 5:00 p.m., New York City time.

None of the private warrants will be redeemable by us.

We will not be obligated to deliver any ordinary shares pursuant to the exercise of a private warrant and will have no obligation to settle such private warrant exercise unless a registration statement under the Securities Act with respect to the ordinary shares underlying the private warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration. No private warrant will be exercisable and we will not be obligated to issue ordinary shares upon exercise of a private warrant unless the ordinary shares issuable upon such private warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the private warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a private warrant, the holder of such private warrant will not be entitled to exercise such private warrant and such private warrant may have no value and expire worthless. In no event will we be required to net cash settle any private warrant. In the event that a registration statement is not effective for the exercised private warrants, the purchaser of the private warrant will have paid the full purchase price for the private warrant solely for the ordinary share underlying such private warrant.

If the number of outstanding ordinary shares is increased by a share dividend payable in ordinary shares, then, on the effective date of such share dividend, or split-up or similar event, the number of shares issuable on exercise of each private warrant will be increased in proportion to such increase in the outstanding shares.

In addition, if we, at any time while the private warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of ordinary shares on account of their holdings (or other securities into which the private warrants are convertible), other than (a) as described above, (b) certain ordinary cash dividends which are deemed to be dividends of up to $0.50 per ordinary share per year), (c) to satisfy the redemption rights of the holders of ordinary shares in connection with a proposed initial business combination or (d) in connection with the redemption of our public shares upon our failure to complete our initial business combination, then the private warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share in respect of such event.

If the number of outstanding shares is decreased by a consolidation, combination, reverse share split or reclassification of ordinary shares or other similar event, then, on the effective date of such consolidation, combination, reverse share split, reclassification or similar event, the number of shares issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding ordinary shares.

Whenever the number of ordinary shares issuable upon the exercise of the private warrants is adjusted, as described above, the private warrant exercise price will be adjusted by multiplying the private warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares purchasable upon the exercise of the warrants immediately prior to such adjustment and (y) the denominator of which will be the number of shares so purchasable immediately thereafter.

If, at any time while a private warrant is outstanding, (i) we effect any merger or consolidation with or into another person, (ii) we effect any sale of all or substantially all of our assets or a majority of the ordinary shares is acquired by a third party, in each case, in one or a series of related transactions, (iii) any tender offer or exchange offer is completed pursuant to which all or substantially all of the holders of ordinary shares are permitted to tender or exchange their shares for other securities, cash or property, or (iv) we effect any reorganization or reclassification of ordinary shares or any compulsory share exchange pursuant to which the ordinary shares is effectively converted into or exchanged for other securities, cash or property (in any such case, a “Fundamental Transaction”), then the holder of a private warrant shall have the right thereafter to receive, upon exercise of the private warrant, the same amount and kind of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of the number of shares then issuable upon exercise in full of such private warrant.

As a holder of the private warrants, our sponsor does not have the right or privileges of holders of ordinary shares and any voting rights until they exercise their private warrants and receive ordinary shares. After the issuance of ordinary shares upon exercise of the private warrants, our sponsor will be entitled to one vote for each share registered in the name of the sponsor in the register of members of the Company on all matters to be voted on by shareholders.

Dividends

We have not paid any cash dividends on the ordinary shares to date and do not intend to pay cash dividends prior to the completion of a business combination. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of a business combination. The payment of any dividends subsequent to a business combination will be within the discretion of our then board of directors. It is the present intention of our board of directors to retain all earnings, if any, for use in our business operations and, accordingly, our board does not anticipate declaring any dividends in the foreseeable future.

Our Transfer Agent

The transfer agent for our ordinary shares is Continental Stock Transfer & Trust Company, 1 State Street, 30th Floor, New York, New York 10004.

Listing of our Ordinary Shares

Our ordinary shares are listed on The Nasdaq Capital Market under the symbol “HSAQ”. We cannot assure you that our ordinary shares will continue to be listed on Nasdaq as we might not meet certain continued listing standards.

Certain Differences in Corporate Law

Cayman Islands companies are governed by the Companies Act. The Companies Act is modeled on English law but does not follow recent English law statutory enactments and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the material differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. In certain circumstances, the Companies Act allows for mergers or consolidations between two Cayman Islands companies, or between a Cayman Islands exempted company and a company incorporated in another jurisdiction (provided that is facilitated by the laws of that other jurisdiction).

Where the merger or consolidation is between two Cayman Islands companies, the directors of each company must approve a written plan of merger or consolidation containing certain prescribed information. That plan or merger or consolidation must then be authorized by either (a) a special resolution (usually a majority of 66.6%) of the shareholders of each company; or (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. No shareholder resolution is required for a merger between a parent company (i.e., a company that hold issued shares carrying at least 90% of the votes exercisable in a shareholder meeting of the subsidiary company) and its subsidiary company. The consent of each holder of a fixed or floating security interest of a constituent company must be obtained, unless the court waives such requirement. If the Cayman Islands Registrar of Companies is satisfied that the requirements of the Companies Act (which includes certain other formalities) have been complied with, the Registrar of Companies will register the plan of merger or consolidation.

Where the above procedures are adopted, subject to certain exceptions, the Companies Act provides for a right of dissenting shareholders to be paid the fair value of his shares upon their dissenting to the merger or consolidation if they follow a prescribed procedure. In essence, that procedure is as follows: (a) the shareholder must give his, her or its written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for his shares if the merger or consolidation is authorized by the vote; (b) within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each shareholder who made a written objection; (c) a shareholder must, within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his intention to dissent including, among other details, a demand for payment of the fair value of his shares; (d) within seven days following the date of the expiration of the period set out in paragraph (b) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase his, her or its shares at a price that the company determines is the fair value and if the company and the shareholder agree the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; (e) if the company and the shareholder fail to agree to a price within such 30-day period, within 20 days following the date on which such 30-day period expires, the company must (and any dissenting shareholder may) file a petition with the Cayman Islands Grand Court to determine the fair value and such petition must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached. These rights of a dissenting shareholder are not available in certain circumstances, for example, to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date or where the consideration for such shares to be contributed are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company.

Moreover, Cayman Islands law also has separate statutory provisions (including to facilitate the reconstruction or amalgamation of companies in certain circumstances) commonly referred to in the Cayman Islands as “schemes of arrangement,” which may be tantamount to a merger. A scheme of arrangement must currently be approved by a majority in number of each class of shareholders or creditors with whom the arrangement is to be made and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the scheme of arrangement should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

●	we are not proposing to act illegally or beyond the scope of our corporate authority and the statutory provisions as to the required vote have been complied with and there is no coercion of the minority shareholders or “fraud on the minority”;

●	the shareholders have been fairly represented at the shareholder meeting in question;

●	the arrangement is such that an honest and intelligent person, being a member of the class of shareholders affected by the arrangement and acting in respect of his interests, might reasonably approve; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

If a scheme of arrangement or takeover offer (as described below) is approved, any dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Squeeze-out Provisions. When a takeover offer is made and accepted by the holders of at least 90% of the shares affected within four months of the offer being made, the offeror may, within a two-month period following the expiration of such four-month period, require the holders of the remaining shares to transfer their shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands within one month of the requisite compulsory acquisition notice being given but this is unlikely to succeed unless there is a breach of the Companies Act or fraud or dishonesty.

Further, transactions similar to a merger, reconstruction and/or an amalgamation may in some circumstances be achieved through other means to these statutory provisions, such as a share capital exchange, asset acquisition or control, through contractual arrangements, of an operating business.

Shareholders’ Suits. Our Cayman Islands legal counsel is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, we will be the proper plaintiff in any claim based on a breach of duty owed to us, and a claim against (for example) our officers or directors usually may not be brought by a shareholder (other than on behalf of the Company). However, based both on Cayman Islands authorities and on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

●	a company is acting, or proposing to act, illegally or beyond the scope of its authority;

●	the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; or

●	those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Enforcement of civil liabilities. The Cayman Islands has a different body of securities laws as compared to the United States and may provide less protection to investors. Additionally, Cayman Islands companies may not have standing to sue before the federal courts of the United States.

We have been advised by our Cayman Islands legal counsel that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given, provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Special Considerations for Exempted Companies. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

●	annual reporting requirements are minimal and consist mainly of a statement that the company has conducted its operations mainly outside of the Cayman Islands and has complied with the provisions of the Companies Act;

●	an exempted company’s register of members is not open to inspection;

●	an exempted company does not have to hold an annual general meeting;

●	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	an exempted company may register as a limited duration company; and

●	an exempted company may register as a segregated portfolio company.

Amended and Restated Memorandum and Articles of Association

Our Existing Charter filed under the laws of the Cayman Islands contain provisions designed to provide certain rights and protections to our shareholders prior to the consummation of a business combination. The following are the material rights and protections contained in our Existing Charter:

●	the right of public shareholders to have their public shares redeemed in lieu of participating in a proposed business combination;

●	a prohibition against completing a business combination unless we have net tangible assets of at least $5,000,001 upon consummation of such business combination;

●	a requirement that if we seek shareholder approval of any business combination, an ordinary resolution under Cayman Islands law, which requires the affirmative vote of a majority of the shareholders who attend and vote at a shareholder meeting of the company, will be required to approve the business combination;

●	the ability of the directors to call general meetings on their own accord;

●	a prohibition, prior to a business combination, against our issuing (i) any ordinary shares or any securities convertible into ordinary shares or (ii) any other securities (including preference shares) which participate in or are otherwise entitled in any manner to any of the proceeds in the trust account or which vote as a class with the ordinary shares on a business combination;

●	a requirement that our management take all actions necessary to liquidate our trust account in the event we do not consummate a business combination by February 6, 2023, or such later time as our shareholders may approve in accordance with the Existing Charter;

●	the limitation on shareholders’ rights to receive a portion of the trust account.

The Companies Act permits a company incorporated in the Cayman Islands to amend its memorandum and articles of association with the approval of the holders of a majority of at least two-thirds of such company’s shares present and voting at a shareholders’ meeting and this is the approval specified in our articles of association. Accordingly, although we could amend any of the provisions relating to our proposed offering, structure and business plan which are contained in our Existing Charter, we view all of these provisions as binding obligations to our shareholders and neither we, nor our officers or directors, will take any action to amend or waive any of these provisions unless we provide dissenting public shareholders with the opportunity to convert their public shares in connection with any such vote.

Anti-Money Laundering — Cayman Islands

If any person in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering or is involved with terrorism or terrorist financing and property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (As Revised) of the Cayman Islands if the disclosure relates to criminal conduct or money laundering, or (ii) a police officer of the rank of constable or higher, or the Financial Reporting Authority, pursuant to the Terrorism Act (As Revised) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Data Protection – Cayman Islands

We have certain duties under the Data Protection Act (2021 Revision) (As Revised) of the Cayman Islands (the “DPA”) based on internationally accepted principles of data privacy.

Privacy Notice

Introduction

This privacy notice puts our shareholders on notice that through your investment in the company you will provide us with certain personal information which constitutes personal data within the meaning of the DPA (“personal data”).

In the following discussion, the “company” refers to us and our affiliates and/or delegates, except where the context requires otherwise.

Investor Data

We will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities of on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the DPA and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In our use of this personal data, we will be characterized as a “data controller” for the purposes of the DPA, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the DPA or may process personal information for their own lawful purposes in connection with services provided to us.

We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.

Who this Affects

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation your investment in the company, this will be relevant for those individuals and you should transmit the content of this privacy notice to such individuals or otherwise advise them of its content.

How the Company May Use Your Personal Data

The company, as the data controller, may collect, store and use personal data for lawful purposes, including, in particular:

(i)	where this is necessary for the performance of our rights and obligations under any purchase agreements;

(ii)	where this is necessary for compliance with a legal and regulatory obligation to which we are subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or

(iii)	where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.

Why We May Transfer Your Personal Data

In certain circumstances, we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.

We anticipate disclosing personal data to persons who provide services to us and their respective affiliates (which may include certain entities located outside the U.S., the Cayman Islands or the European Economic Area), who will process your personal data on our behalf.

The Data Protection Measures We Take

Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the DPA.

We and our duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.

We shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

Staggered Board of Directors

Our Existing Charter provides that our board of directors will be classified into three classes of directors. As a result, in most circumstances, a person can gain control of our board only by successfully engaging in a proxy contest at two or more annual meetings.

Extraordinary General Meeting

Our Existing Charter provides that extraordinary general meetings of shareholders may be called only by a majority vote of our board of directors, by our chief executive officer or by our chairman.

Advance Notice Requirements for Shareholder Proposals and Director Nominations

Our Existing Charter provides that shareholders seeking to bring business before our annual general meeting, or to nominate candidates for election as directors at our annual general meeting must provide timely notice of their intent in writing. To be timely, a shareholder’s notice will need to be delivered to our principal executive offices not less than 120 calendar days before the date of the Company’s proxy statement released to shareholders in connection with the previous year’s annual general meeting or, if the Company did not hold an annual general meeting the previous year, or if the date of the current year’s annual general meeting has been changed by more than 30 days from the date of the previous year’s annual general meeting, then the deadline will be set by our board of directors with such deadline being a reasonable time before the Company begins to print and send its related proxy materials. Our Existing Charter also specifies certain requirements as to the form and content of a shareholders’ meeting. These provisions may preclude our shareholders from bringing matters before our annual general meeting or from making nominations for directors at our annual general meeting.

Authorized but Unissued Shares

Our authorized but unissued ordinary shares and preference shares are available for future issuances without shareholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved ordinary shares and preference shares could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.